FILED BY: OJSC “Svyazinvest”

PURSUANT TO Rule 135 and Rule 425
under the Securities Act of 1933, as amended

SUBJECT COMPANY: OJSC “N. W. Telecom”,
OJSC “CenterTelecom”,
OJSC “UTK”,
OJSC “VolgaTelecom”,
OJSC “Uralsvyazinform”,
OJSC “SibirTelecom”,
OJSC “Far East Telecom”,
OJSC “Dagsvyazinform”

EXCHANGE ACT FILE NUMBER: 001-14748

DATE: February 12, 2010

Important Information

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform”, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, OJSC “Svyazinvest” and all the abovementioned companies disclaim any responsibility or liability for the violation of such restrictions by any person.

The securities of OJSC “Rostelecom” that may be issued in connection with the proposed business combination to holders of OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform” ordinary and preferred shares (including those shares represented by American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed transactions, the required information document will be filed with, and certified by the Russian Federal Service for the Financial Markets (“FSFM”) and to the extent that OJSC “Rostelecom” is required or otherwise decides to register the issuance of shares by OJSC “Rostelecom” in connection with the business combination in the United States, OJSC “Rostelecom” may file with the United States Securities and Exchange Commission (“SEC”) a registration statement on form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the FSFM, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the FSFM, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from OJSC “Rostelecom” or its duly designated agent. Investors and holders of OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform” securities may obtain free copies of documents filed with the FSFM directly from OJSC “Rostelecom” on its web site at www.rt.ru/en/index.php.

Disclaimer Regarding Forward-Looking Statements

This communication contains forward-looking information and statements about OJSC “Svyazinvest”, OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom”, OJSC “Dagsvyazinform” and their combined business after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of OJSC “Svyazinvest” believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of OJSC “Rostelecom”, OJSC “N. W.  Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform” ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of OJSC “Svyazinvest”, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified, or that will be discussed or identified, in any public filings with the FSFM made by OJSC “Rostelecom”, including those listed under “Risk Factors” in the most recent Annual Report on Form 20-F filed by OJSC “Rostelecom”. Investors and holders of OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform” securities should consider that the occurrence of some or all of these risks may have a material adverse effect on OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform”.

February 4, 2010

Interfax

Blocking stake in Svyazinvest could go to Rostelecom under asset swap with Sistema — Yurchenko

The acquisition by Vnesheconombank in Svyazinvest is not the only option for a transaction involving an exchange of assets between the state and AFK Sistema (RTS: AFKS).

One of the options under consideration is for Rostelecom (RTS: RTKM) to acquire this stake, the director general of Svyazinvest Evgeny Yurchenko told journalists at a briefing during the forum Russia-2010 arranged by Troika Dialog.

“There are several options for the transaction, including the acquisition of this equity position by Rostelecom”, Mr. Yurchenko said.

The original structure for the deal called for a blocking stake in Svyazinvest, which is owned by a subsidiary of AFK Sistema, Comstar UTS, to be assigned to Vnesheconombank, while Comstar would also have its RUR 26 bln debt to Sberbank (RTS: SBER), under which this stake was pledged, written off.

According to Mr. Yurchenko, another version of the transaction provides for the acquisition of this stake by Rostelecom, which will also take over the Sberbank debt obligations.

First deputy director general of Svayzinvest Alexander Provotorov pointed out that Svyazinvest’s challenge is to select the structure that will make it possible to execute as quickly as possible the asset swap transaction with AFK Sistema. The plan is for the deal with Rostelecom to be free of charge, as well as the transaction with Vnesheconombank, Mr. Provotorov said.

Earlier the president of AFK Sistema Leonid Melamed said that AFK considers March 2010 to be the final deadline for the completion of this transaction. “If the transaction is not wrapped up in four months, it will never be completed”, Mr. Melamed said around the end of last October.

A source close to Svyazinvest said that it is also studying other options for the transaction, which includes handing over Svyazinvest’s stake to Sberbank. Svyazinvest’s main task is to find the best and quickest way to swing the deal.  He did not rule out that an asset swap deal without the participation of Vnesheconombank could turn out to be the quickest option.

February 4, 2010

Prime-TASS

Main criterion in the transaction for the state to regain its 25% + 1 share stake is speed — deputy director general of the holding

The key criterion for the state to regain control over its 25% + 1 stake in Svyazinvest will be the speed of the transaction.  This news was reported to journalists today by first deputy director general of Svyazinvest, Alexander Provotorov.

According to Mr. Provotorov, the 25% + 1 share in Svyazinvest which is now owned by AFK Sistema through its subsidiary Comstar-UTS (CMST) could be regained by the state either by assigning it to Vnesheconombank or to

Rostelecom (RTKM).  Nor should it be ruled out that this stake could go to Sberbank (SBER).  In any case, Provotorov said that the quickest option would be the one chosen.

Mr. Provotorov also pointed out that an overall understanding has been reached with AFK Sistema about selecting the option that can be executed as quickly as possible.

In turn, a source close to AFK Sistema said that Sistema is interested in executing the asset swap with Svyazinvest as rapidly as possible.  This is why AFK is satisfied with the idea of its blocking stake in Svyazinvest going to Rostelecom, provided that this is the fastest way to structure the deal.

As reported earlier by PRIME-TASS, in December 2009 the RF government approved a transaction involving the exchange of assets between Svyazinvest and AFK Sistema.  This transaction provides for the state to regain control over its 25% + 1 share stake in Svyazinvest which is now owned by AFK Sistema, in exchange for Vnesheconombank assuming AFK Sistema’s RUR 26 bln debt to Sberbank.

The transaction also calls for a 23.3% stake in Moscow City Telephone Network (MGTS), currently owned by Svyazinvest, to be handed over to AFK Sistema.  In exchange, AFK Sistema should assign 100% of its equity holding in Sky Link to Svyazinvest.

February 4, 2010

ITAR-TASS

The decision to form a unified telecommunications company on the basis of Rostelecom is to be approved by Svyazinvest no later than June

The decision to form a unified telecommunications company on the basis of Rostelecom will be approved by the shareholders of Svyazinvest no later than June.  This news was reported today during a press conference held by the director general of Svyazinvest, Evgeny Yurchenko.

“The decisions are expected to be adopted at inter-regional companies (IRCs) shareholder meetings scheduled to be held in four months, and hopefully they will be taken without a hitch in May or June of this year at latest”, Mr. Yurchenko said. He went on to say that “working out the strategy for rolling out the biggest telecommunications company in Russia is one of the holding’s most important challenges”.

Large-scale restructuring of Svyazinvest holding should be completed in 2011, in a process whereby all of the holding’s companies are to be folded into Rostelecom.  According to the timeline of the restructuring process, which includes all processes ranging from the appraisal to the issue of new shares, once the decision is adopted to go ahead with the merger Rostelecom will launch an additional share issue, and a partial buyout of minority shareholders’ equity positions.  These procedures, including notification and registration, will take about 10 months.

February 4, 2010

Interfax

Merged Rostelecom to go public in April 2011, could have over 25% of its shares listed — CEO of Svyazinvest

Rostelecom (RTS: RTKM), following the consolidation of Svyazinvest’s assets, will go public in April 2011, the director general of Svyazinvest Evgeny Yurchenko announced during a press briefing at a forum held by Troika Dialog.

Mr. Yurchenko underscored that the merged company could launch an IPO on the London Stock Exchange, but might also opt for NYSE.  In addition, Svyazinvest intends to scrutinize the experience of Rusal, which recently held an initial public offering on the Hong Kong Stock Exchange, Mr. Yurchenko said. He went on to point out that the scope of the offering could be larger than the earlier expected 25%.

First deputy director general of Svyazinvest Alexander Provotorov explained that the merged Rostelecom could return to the New York Stock Exchange if the latter’s listing rules are liberalized.  “As we understand it, a number of changes are taking place in the legislation there, which could make this venue more issuer-friendly”, Mr. Provotorov emphasized.  He pointed out that Rostelecom will be engaged in negotiations with stock exchanges ahead of the merger so that its shares can start trading as soon as its reports on the results of shares issued as the results of the conversion of equity in the merged companies are registered.

The director general of Svyazinvest Evgeny Yurchenko pointed out that the merged operator’s shares will also be listed on Russian trade platforms.  As for the number of Rostelecom’s shares, which are to be offered for trading, Provotorov noted that Rostelecom will not fall under the regulatory provision restricting the amount of a foreign placement by a Russian company to 25% of its charter capital.  This is due to the fact that Rostelecom became listed on the New York Stock Exchange before these restrictions took effect, Mr. Provotorov pointed out.  “We’ve received the relevant permission from FFMS”, the first deputy director general of Svyazinvest pointed out.  “Theoretically, we could go for a bigger offering (more than 25% - Interfax)”, Alexander Provotorov went on to say.

February 5, 2010

Vedomosti

On the same track

Yesterday, the management of Svyazinvest released an estimate of the holding’s 2009 financial indicators.  Last year’s financial reports are especially important to the holding’s companies.  The reason for this is because they will be the basis used by Ernst & Young to work out the ratio to be used in swapping Svyazinvest’s regional telecom operators for the shares of Rostelecom (the restructuring should be completed by May 2011).  These financial statements are expected to show that the actions of investors that performed transactions in the shares of these companies were generally correct.  All last year, inter-regional companies (IRCs) gained in value, with the market caps of some doubling or tripling since the beginning of 2009), whereas Rostelecom, by contrast, ended up losing 1.5-fold.  The key performance indicators of these companies followed the same upbeat trend, as all IRCs last year saw their revenues rise in the range of 0.2-9.3%, EBITDA also moved higher (12.2-32.3%), while net profit decreased only at North-West Telecom, and just slightly.  By contrast, Rostelecom saw a decrease in all these metrics across the board, by 3.1%, 25.1% and 27.8%, respectively.

Incidentally, it is still not possible to judge whether the triple-digit growth in IRCs stock prices was justified or not.  As a matter of fact, the swap ratios will largely depend on what expansion forecasts the appraiser uses for these companies in its calculations.

February 5, 2010

RIA Novosti

Head office of Svyazinvest could be kept after the holding’s restructuring

The RF government has instructed the management of Svyazinvest to assess the feasibility of winding up or maintaining the head office of the holding after the restructuring process is completed, journalists were told on Thursday by first deputy director general of Svyazinvest Alexander Provotorov.

“When we discussed all of this they asked us: what will happen later?  This company has been created (the merged Rostelecom — editor), so why does the state need Svyazinvest?  Show us various options: the holding is kept, it is wound up, and what the state stands to gain”, he said.

“Any number of new reasons can be found to show why the state needs Svyazinvest”, Mr. Provotorov pointed out.

He went on to say that consultants are working on various options regarding what is to be done with the head office at the end of 2010.  “We’ve asked the consultants to come out with the various pros and cons by the end of the year.  Then we will take these arguments to the government”, Mr. Provotorov said.

In his opinion, it would be advisable to keep the company and not to wind it up.

“In our opinion, the Russian market is moving towards the establishment of specialized companies such as Rostekhnologia and Rospano, which invest in nanotechnology. Special companies are being formed where many professional people work, i.e. those who are capable of delving deep into this issue and taking risks which state officials would never be willing to assume”, Provotorov went on to say.

At the end of 2009 the government approved the strategy for the restructuring of Svyazinvest, as part of which all of the holding’s subsidiaries are to be folded into national long-distance operator Rostelecom.  Earlier the management of Svyazinvest announced that the head office of the holding could be wound up after the reorganization is completed.

February 5, 2010

ComNews, Tatyana Kapustina

Svyazinvest targets MegaFon

Svyazinvest’s cellular subscriber base rose by 4% to 16 mln in 2009.  This is equal to 9% of Russia’s cellular market in terms of users, or 6% of the market in terms of revenue.  The state holding intends to ramp up this proportion by taking over the assets of GSM operator MegaFon, with the owners of which the holding’s management is currently in negotiations.

As the director general of Svyazinvest Evgeny Yurchenko said at a meeting with journalists yesterday, Svyazinvest’s cellular operators commanded 9% of the cellular market in terms of subscribers at the end of 2009 (compared with 24-33% held by each federal operator) and 6% of the market in terms of revenue.

Cellular services are provided by 14  companies controlled by Svyazinvest, which operate in four federal districts.  In December 2009, Svyazinvest worked out the preliminary structure for the reorganization of its GSM assets.  The holding’s cellular subsidiaries are to be consolidated on the basis of each inter-regional company (IRC) — VolgaTelecom, Sibirtelecom and Far East Telecom, as a result of which three cellular companies are to remain at the holding.

These assets will be managed by a separate structure, which could then become the hub for further consolidation.  The entire process will be completed in 2010.  “We’re going to set up a holding company which will assume the obligation to manage all our cellular subsidiaries, and we intend to carry out a whole set of operations aimed at phasing in ERP systems and a streamlined organizational structure”, first deputy director general of Svyazinvest said.

As the head of the Telecommunications Ministry Igor Schegolev announced at the beginning of the year, the holding’s cellular assets represent the wildcard in the reorganization of Svyazinvest (see ComNews article dated January 14, 2010).  The telecom minister also noted that the state is in negotiations with AF-Telecom on swapping its stake in MegaFon (31.1%) for an equity position in the reorganized company which is to be set up on the basis of Rostelecom and other Svyazinvest assets.  Sources at the Telecommunications Ministry claim that a merger between Svyazinvest and MegaFon would be the best possible option, since the latter has a fixed-line network only half as big as its two main competitors — MTS and VimpelCom.  “This would be the best combination in terms of market structure”, one of ComNews’s sources pointed out.

Alexander Provotorov emphasized that the negotiations with MegaFon are still far from completion.  “Our dialog is still in the startup phase”, he stressed.  “No negotiations have been held with us”, ComNews was told by a source at Altimo, which owns a blocking stake in the operator.  “We have no plans to sell our stake in MegaFon”.  AF-Telecom was unavailable for comments yesterday.

Svyazinvest is considering the possibility of buying other cellular assets as well.  “Our asset swap transaction with AFK Sistema is very near to the completion stage, as a result of which we expect to gain control over Sky Link”, Alexander Provotorov said.  As reported earlier by ComNews, the parties have discussed a scenario for the deal whereby Sky Link itself would buy back 50% of its owns shares from RTDC, pay using promissory notes and then be handed over to Svyazinvest along with its debts.  “Other deals, including the acquisition of SMARTS, are still far from completion, and we would rather not disclose any information about them at this stage”, Alexander Provotorov went on to say.